Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* MILNER, GRAHAM P.	2. Issuer Name and Ticker or Trading Symbol WD-40 Company (WDFC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Senior Vice President
(Last) (First) (Middle) 228 Winterhawk Lane	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/12/2003
(Street) Encinitas, California 92024		5. If Amendment, Date of Original (Month/Day/Year) 09/24/2002	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								3,874	D
Common Stock								1,178 (1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Options	23.75							09/27/1994	09/27/2003	Common Stock			3,400	D
Incentive Options	21.1875							01/01/1997	09/25/2005	Common Stock			5,000	D
Incentive Options	23.00							01/01/1998	09/23/2006	Common Stock			5,000	D
Incentive Options	31.75							01/01/2000	09/22/2007	Common Stock			6,000	D
Incentive Options	23.063							01/01/2001	09/29/2008	Common Stock			6,000	D
Non-Qualified Options	23.50							09/28/2000	09/28/2009	Common Stock			10,000	D
Non-Qualified Options	20.813							09/26/2001	09/26/2010	Common Stock			2,104	D
Incentive Options	20.813							09/26/2001	09/26/2010	Common Stock			17,896	D
Non-Qualified Options	18.084							04/27/2002	04/27/2011	Common Stock			15,000	D
Non-Qualified Options	20.75							09/25/2002	09/25/2011	Common Stock			5,181	D
Incentive Options	20.75							09/25/2002	09/25/2011	Common Stock			4,819	D
Non-Qualified Options	27.56							(2)	09/24/2012	Common Stock			10,000	D
Explanation of Responses:

(1) Shares held in WD-40 Company Profit Sharing Plan "Company Stock Fund" account; estimated number of shares based upon equivalent value of units held.
(2) 3,334 exercisable 9/24/03; 3,333 exercisable 9/24/04; 3,333 exercisable 9/24/05.

This Form 4/A is being submitted merely to file the document pursuant to which the Reporting Person has granted a Power of Attorney to Maria M. Mitchell and Gary O. Ridge to sign statements on Form 4 and Form 5 with respect to changes in beneficial ownership of the Reporting Person as to securities of WD-40 Company. Unless revoked, the attached Power of Attorney shall remain in effect for as long as the Reporting Person is required to file statements on Form 4 and Form 5 with respect to securities of WD-40 Company.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Graham P. Milner **Signature of Reporting Person GRAHAM P. MILNER	03/12/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, THAT THE UNDERSIGNED HEREBY CONSTITUTES AND APPOINTS EACH OF GARRY O. RIDGE AND MARIA M. MITCHELL, SIGNING SINGLY, THE UNDERSIGNED’S TRUE AND LAWFUL ATTORNEY-IN-FACT TO:

            (1)        execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of WD-40 Company (the "Company"), Forms 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

            (2)        do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 4 or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

            (3)        take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact‘s discretion.

            The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

            This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21 day of January, 2003.

/s/ Graham P. Milner	Witness:	/s/ Enid L. Munk

Signature		Signature

Graham P. Milner	Enid L. Munk

Print Name	Print name

1/21/03

Date